February 20, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (210) 351-3467

Wayne A. Wirtz
Associate General Counsel
Legal Department
AT&T Inc.
175 E. Houston, Room 205
San Antonio, TX 78205

> **Re: AT&T Inc.**
> **Definitive Schedule 14A**
> **Filed March 22, 2007**
> **File No. 001-08610**

Dear Mr. Wirtz:

We have reviewed your January 31, 2008 response to our comments of January 18, 2008.   Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets related to:

- year-over-year revenue targets for extraordinary bonus payments;
- the performance targets for Mr. Sigman's bonus;
- return on invested capital targets in prior fiscal year periods for long-term incentive awards; and
- AT&T Mobility's earnings before interest and taxes return on capital targets for long-term incentive awards for Messrs. Sigman and Lindner.

Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

Sincerely,

Kathleen Krebs
Special Counsel